ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

RECEIVED
2004 DEC 27 P 5: 22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 17, 2004

04054152

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
17 December 2004 – (ASX Announcement & Media Release – Trefoil-1 Discovery)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL JOHN EVANS
Date of last notice	30 June 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder)	Tevlo Pty Ltd
Date of change	14 December 2004
No. of securities held prior to change	**Direct** 300,000 ordinary 300,000 July 2005 Options **Indirect** 1,759,500 ordinary - Indirect 445,950 31 July 2005 options - Indirect 5,000,000 Incentive Options June 2007– Indirect
Class	Ordinary shares
Number acquired	100,000 ordinary shares – Direct
Value/Consideration	$6506.96

+ See chapter 19 for defined terms.

No. of securities held after change	**Direct** 300,000 ordinary 300,000 July 2005 Options **Indirect** 1,859,500 ordinary - Indirect 445,950 31 July 2005 options - Indirect 5,000,000 Incentive Options June 2007– Indirect
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities on-market.

+ See chapter 19 for defined terms.